Exhibit 99.1

Strictly Private and Confidential

Non-Binding

Board of Directors

Taro Pharmaceutical Industries Ltd.

14 Hakitor Street

Haifa Bay 2624761

Israel

May 26, 2023

Re: Indicative Non-binding Proposal (the “Proposal”)

Dear Members of the Board of Directors,

Sun Pharmaceutical Industries Ltd. (“Sun Pharma”), by itself or by any affiliated entity (“Purchaser”), is pleased to present this Proposal in relation to a potential acquisition of all of the shares of Taro Pharmaceutical Industries Ltd. other than those shares currently held by Sun Pharma or its affiliates (“Taro” or the “Company”) through a reverse triangular merger, as further detailed herein (the “Proposed Transaction”).

We believe that the Proposed Transaction provides a compelling liquidity opportunity for the Company’s shareholders and will benefit the Company and all of its stakeholders.

As part of this Indicative Proposal, we have listed below the relevant components of the Proposed Transaction. We are available to clarify and discuss our Indicative Proposal at your convenience.

1. Proposed Transaction Structure

This Indicative Proposal contemplates an all-cash transaction to acquire all of the outstanding shares of capital stock of Taro (other than those shares currently held by Sun Pharma or its affiliates) (the “Shares”), free and clear of all encumbrances, such that following completion of the Proposed Transaction Sun Pharma will hold 100% of the outstanding share capital of Taro on a fully diluted basis. We envisage the Proposed Transaction to be consummated in the form of a reverse triangular merger under the Israeli Companies Law, 1999 (“ICL”) and practice. In this context, Purchaser shall form a wholly owned subsidiary (the “SPV”), which shall enter into a merger agreement with Taro, with the SPV merging with and into Taro and Taro surviving the merger transaction. Consequently, Taro shall become a wholly owned subsidiary of Purchaser and be de-listed from NYSE. As this is a common practice in Israel, we believe that such transaction structure would benefit all stakeholders of Taro and may be performed in a swift and certain manner.

2. Purchase Consideration and Timing

The purchase price for the Shares would be US $38 per ordinary share (the “Purchase Price”) in cash, payable in full at the closing of the Proposed Transaction. The Purchase Price represents a premium of 31.2% over Taro’s closing price on May 25, 2023, a 41.5% premium over Taro’s average closing price in the last 60 days and a compelling liquidity opportunity for Taro’s shareholders.

We understand that the Company's Board of Directors has appointed an independent committee (the “Special Committee”), in order to evaluate this Proposal. In this regard, as the Purchaser is not willing to consider a sale of its shares to a third party, we believe that it shall enable the Special Committee to conduct a simple and efficient process. We would welcome the opportunity to discuss our Proposal with the Special Committee and its advisors.

3. Financing

The Proposed Transaction will not be subject to any financing contingency.

4. Timeline

Given the compelling nature of this opportunity for Taro's shareholders, we have committed the necessary resources to engage with the Special Committee and its advisors with a view to working efficiently to achieve a signing and closing of the Proposed Transaction in an expedited manner.

5. Internal and Other Approvals

Final approval of the Proposed Transaction remains subject to (i) final approval of transaction terms by Sun Pharma’s management and Board of Directors; (ii) execution and delivery of binding contractual documentation to the satisfaction of all parties; (iii) approval of all the governing bodies, including the shareholders of Taro in accordance with Section 270(4) and 275 of the ICL; (iv) receipt of any third-party approvals, if needed; and (v) receipt of applicable regulatory approvals, including from any relevant Anti-Trust Authorities to the extent required.

6. Other Conditions

The binding contractual documentation will include customary terms and conditions, including representations; covenants and undertakings; and other customary conditions for closing etc.

7. Other Matters

This Indicative Proposal does not and is not intended to constitute a commitment to purchase, negotiate, enter into any binding agreement, or to complete the Proposed Transaction, or any transaction at all, until a binding agreement is entered into between the parties, and is not intended to be exhaustive of all matters which may be subsequently covered in future negotiations, requests for information, agreements, and contracts. Purchaser reserves the right to terminate any on-going discussion and negotiation concerning the Proposed Transaction at its own discretion and for any reason whatsoever.

Please note that we will be amending our Schedule 13D to reflect the submission of this Proposal.

8. Governing Law; Jurisdiction

This letter shall be governed by, and construed in accordance with, the laws of Israel and any disputes arising in relation to this letter, or the subject matter hereof shall be subject to the exclusive jurisdiction of the Israeli courts. Only paragraphs 7 (Other Matters) and 8 (Governing Law; Jurisdiction) shall be legally binding on the parties. All other paragraphs in this letter are indicative and non-binding, subject to definitive documentation, Sun Pharma or the Sun Pharma’s board of directors’ or other governing organs’ approval and relevant regulatory approvals.

We are looking forward to hearing back from you and remain available if you have any questions.

Yours sincerely,

/s/ Dilip S. Shanghvi

Sun Pharmaceutical Industries Ltd.

Name: Dilip Shanghvi

Title: Managing Director

Date: May 26, 2023